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Puplava Securities Inc.

January 31~~24~~, 2006

Mr. Robert Longo
The Directors
Kimber Resources Inc.
Suite 215 – 800 W. Pender Street
Vancouver, B.C.
Canada V6C 2V6

Gentlemen:

CAPITAL RAISING FROM US INVESTORS FOR KIMBER RESOURCES INC.

We understand that Kimber Resources Inc. ("Kimber" or the "Company") proposes to effect a brokered private placement to U.S. investors and a non-brokered private placement to investors in Canada through the sale of up to 9,400,000 common shares of Kimber in the aggregate. The purpose of this letter is to confirm the terms of the engagement of Puplava Securities Inc. ("PSI") by Kimber to facilitate the brokered private placement to U.S. investors (the "Offering") pursuant to Rule 506 of Regulation D under the United States Securities Act of 1933, as amended (the "Act"). The purpose of this letter is to confirm the terms of the engagement of PSIPuplava Securities Inc. ("PSI") by Kimber Resources Corporation ("Kimber" or "the Company") to facilitate up to a 9 million share capital raising principally from U.S. investors to be effected by way of a private placement (the "Offering") pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended (the "Act").

1. Engagement
PSI is hereby engaged by Kimber to solicit investors for the Offering and to provide certain financial advisory services
, subject to the terms of this letter agreement. The Company reserves the right, in its exclusive discretion, to reject any potential investor. Both Kimber and PSI agree to comply with applicable federal and state securities laws with respect to this offering.

2. Scope of Work
PSI will consult to Kimber with respect to the Offering.

Specifically, PSI will (with the participation of Kimber):

(a) identify and evaluate prospective qualified investors

(b)prepare the Private Placement Offering Memorandum, should the Company determine such a document is necessary;

(c) aid management in preparing an investor presentation;

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(d) schedule a road show with institutional investors targeted primarily in the US market;

(e) participate in the road show as required; and

(f) review and provide advice with respect to the closing documentation.

At any time the scope of work may be amended by mutual agreement of the parties.

With the approval of Kimber, subject to any legal and/or regulatory restrictions, the size of the Offering may be increased to accommodate investor demand.

The work is to be performed within a timetable determined by mutual agreement of the parties. It is currently envisaged that the matters listed in (a) to (c) will be completed prior to January 31, 2006 and the road show will commence February 1, 2006 with closing of the Offering to occur as soon as practicable thereafter.

3. Staffing
PSI will commit the necessary staff time towards the satisfactory completion of this assignment.
Leanne Baker shall be responsible for and shall oversee the activities described in Section 2 above.

4. Information
Kimber will ensure, and represents by the execution of this letter, that:
It will furnish, or cause to be furnished, to PSI all information reasonably requested by PSI for the purpose of rendering services pursuant to this letter (the "Information"). Kimber agrees to make available to PSI, the Company's officers, directors, and employees as may be reasonably requested by PSI.

The parties acknowledge that PSI :

(a) will use and rely on the Information and on information available from generally recognized public sources in performing the services contemplated by this letter (including, without limitation, using any such information in the offering memorandum) without having independently verified the same;

(b) does not assume responsibility for the accuracy or completeness of the Information and such other information (including, without limitation, any projections) except for any information regarding PSI or Leanne Baker for inclusion in the offering memorandum;

(c) will not make an appraisal of any of the assets or liabilities (whether direct,

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indirect, contingent, or otherwise) of the Company; and

(d) will conduct such due diligence as PSI deems appropriate including contacting customers, suppliers and distributors of the Company and inspecting the Company's primary facilities.

Company shall review and approve the content of the Offering materials before such materials are distributed to any potential investors in connection with the Offering. PSI agrees that the statements and representations made to investors and other third parties will be limited to and consistent with the information included in the Offering materials, and that any information or representations not within the scope of the Offering materials will be disseminated only with the prior written approval of Company.

5. PSI Representations and Warranties.
PSI represents and warrants the following:

a. PSI is a securities broker-dealer licensed and qualified to transact business pursuant to laws, statutes, rules and regulations (collectively referred to as "Rules") promulgated by the U.S. Securities and Exchange Commission ("SEC"), the National Association of Securities Dealers, Inc.("NASD"), Municipal Securities Rulemaking Board ("MSRB") and other relevant state, local and federal government agencies.

b. Leanne Baker is a duly qualified and licensed registered securities representative in good standing pursuant to the Rules and will be engaged by PSI to perform the scope of work described herein.

c. PSI has full power and authority and is permitted by applicable law to enter into and carry out its obligations under this letter and conduct its business as described in this letter.

d. PSI's performance of its obligations under this letter will not violate the terms of, or constitute a default under any indenture, mortgage, deed of trust, agreement or instrument to which any of PSI or its employees or affiliates is a party or by which any such person is bound or to which any of the property or assets of any such person is subject, or any order, rule, law, regulation or other legal requirement applicable to any such person or to the property or assets of any such person.

e. Except as has been disclosed in writing to the Company, there is not pending or, to the best of PSI's knowledge, without undertaking the duty to investigate, threatened any investigation, action, suit or proceeding before or by any court or other governmental body or regulatory authority to which PSI or any of PSI's affiliates is or may be a party or any of their properties is or may be subject, and no event has occurred relating to PSI or PSI's affiliates, that might

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render unavailable the exemptions from registration or qualification of Offering securities under applicable securities laws. Without limiting the generality of the foregoing, except as set forth on a schedule attached hereto, PSI and PSI's affiliates (i) are not and have not been subject to any order, judgment or decree issued by any court or other governmental body or regulatory authority, (ii) have not been convicted of any crime, (iii) have not been subject or party to any litigation or proceeding (including, but not limited to, civil actions and proceedings brought by any governmental body or regulatory authority or self-regulatory organization) relating to securities, commodities, banking, insurance, real estate or other investment activities (including, but not limited to, acting as or being associated with a broker-dealer, investment company, investment adviser, futures sponsor, bank or savings and loan association) and (iv) have not ever had any business license, permit or registration denied, revoked or suspended.

PSI covenants and agrees with the Company that:

a. PSI has and shall maintain all business and professional licenses, registrations and permits necessary or appropriate, and agrees to obtain and maintain any such license, registration or permit that may hereafter become necessary or appropriate, under all applicable laws and regulations, and shall otherwise comply with all applicable laws and regulations, to carry on the business contemplated by this letter. In particular, but without limiting the generality of the foregoing, if the conduct of PSI's activities under this letter so requires, PSI is and will be duly licensed or registered as a broker-dealer or registered representative of a broker-dealer in each jurisdiction where such licensing or registration is required. PSI shall maintain each such license, registration and permit in full force and effect to the extent necessary or appropriate under all applicable laws and regulations to carry on the business contemplated by this letter.

b. If PSI is a member of the National Association of Securities Dealers, Inc. ("NASD"), any agent or employee of PSI who shall perform any of the activities described in Section 2, shall be a registered representative of PSI.

c. A registered principal of PSI shall sign or initial any written communication provided by the Company to PSI, and PSI shall file any such written communication with NASD if required to do so pursuant to any Rules of NASD.

d. PSI undertakes to perform its duties hereunder in a manner consistent with the reasonable instructions of the Company.

e. PSI shall conduct PSI's activities in such manner that the exemption from registration of the securities included in the Offering under section 4(2) of the Act and Rule 506 of Regulation D thereunder and any

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applicable state securities law or any order, rule or regulation promulgated thereunder will not be adversely affected by PSI.

f. PSI shall introduce the Company to investors only in states in which PSI has been advised by the Company that offers and sales of securities for the Offering can be legally made by the Company and in which PSI is qualified so to act.

g. PSI shall perform PSI's duties under this letter in a manner consistent with the reasonable instructions of the Company and the provisions of the Act, the Securities Exchange Act of 1934, as amended, and the Investment Advisers Act of 1940, as amended, and the rules and regulations promulgated by the SEC under those acts (collectively, the "Acts") and all other applicable laws, rules and regulations.

h. PSI shall not engage in any form of general solicitation or advertising in performing services under this letter. This prohibition includes, but is not limited to, any mass mailing, any advertisement, article or notice published in any magazine, newspaper or newsletter, and any seminar or meeting where the attendees have been invited by any mass mailing, general solicitation or advertising. PSI shall not introduce the Company to any investor with whom PSI does not have a pre-existing substantive relationship, and PSI shall not hold any seminar or meeting where any attendee does not have a pre-existing substantive relationship with PSI.

i. Before mentioning or sending any material related to the Company to any potential investor, PSI shall, on the basis of its prior relationship with the potential investor, reasonably believe that the potential investor is so sophisticated and knowledgeable in business and financial matters that such potential investor is capable of evaluating the merits and risks of becoming a investor of the Company.

The foregoing covenants, representations and warranties shall be continuing during the term of this letter agreement and if at any time any act, omission or event shall occur that could make any of the foregoing covenants or any of the representations and warranties incomplete or inaccurate, or that could cause PSI not to be in compliance with any of the foregoing agreements, PSI shall immediately notify the Company of the occurrence of such act, omission or event.

6. Fees and Expenses

In return for the services set out above, PSI will receive a sales commission equal to 5.5% of the funds raised, payable on closing of each confirmed sale of Kimber's common shares to a U.S. investor pursuant to the offering upon receipt of such investor's full subscription price and the acceptance by Kimber of such investor's written subscription agreement.a

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security and receipt of funds by the Company. Each party shall be responsible for their own expenses.

Indemnity

Kimber hereby agrees to indemnify, defend and hold harmless PSI and its affiliates (including PSI's affiliated persons rendering services pursuant to this letter agreement) and each of such entities' members, managers, officers, directors, shareholders, partners, principals, employees and insurers (collectively, "Indemnified Persons") from and against any and all losses, claims, damages, expenses (including reasonable attorney's fees), liabilities or actions, whether actual or threatened (collectively, "Losses") in respect thereof related to or arising out of in any way any act or omission by Kimber in connection with this engagement, this letter, the Offering, or the activities or business of the Company, except to the extent such Losses arise from the negligence or willful misconduct of PSI or any Indemnified Person or from acts of PSI or any Indemnified Person not authorized under this letter agreement. Kimber also agrees that no Indemnified Person shall have any liability to it or its owners, parents, affiliates, insurers, security holders or creditors for, and Kimber hereby releases and waives, any claim, liability or action (whether direct or indirect, in contract or tort or otherwise) against such Indemnified Persons related to or arising out of in any way any act or omission by Kimber or an Indemnified Person in connection with this engagement, this letter, the Offering, or the activities or business of Kimber, except to the extent such Losses arise from the negligence, willful misconduct, or unauthorized act of PSI or any Indemnified Person. The Company will not settle, compromise, consent to the entry of judgment in or otherwise seek to terminate any action, claim, suit, or proceeding in respect of which indemnification may be sought hereunder unless such settlement, compromise, consent or termination includes a full release of each Indemnified Person from any liabilities arising out of such action, claim, suit, or proceeding.

PSI hereby agrees to indemnify, defend and hold harmless Kimber and its affiliates and each of such entities' members, managers, officers, directors, shareholders, partners, principals, employees and insurers from and against any and all losses, claims, damages, expenses (including reasonable attorney's fees), liabilities or actions, whether actual or threatened, in respect thereof related to or arising out of in any way any act or omission by PSI or any Indemnified Person not authorized under this letter agreement or pursuant to a violation of any of the Acts.

8. Confidentiality

If requested, PSI and each of its staff who works on the assignment will enter into a confidentiality agreement in a reasonably standard form or in a form required by Kimber.

9. Termination

This agreement may be terminated: by Kimber at any time; by either party for cause; or, by PSI if it has completed the agreed scope of work, *provided that*

termination by Kimber will only be effective upon full payment having been made for the fees in clause 5 if a capital raising is completed, within 6 months of the date hereof, with any of the investors contacted as part of the road show in clause 2 above. In the event of a termination by Kimber, this clause ~~8~~ 9 and clauses 5 and 6 shall survive 6 months from any such termination.

10. ~~9~~. Miscellaneous

The parties acknowledge that PSI has been retained solely to perform services for Kimber and not for any other person and that PSI's engagement is intended to confer rights upon Kimber but is not intended to confer rights upon any persons not a party hereto as against PSI or its directors, officers, agents and employees.

PSI hereby declares that it has no current commercial or legal conflicts of interest in undertaking this assignment.

This agreement shall be governed by and construed in accordance with the laws of British Columbia. Any controversy or claim arising out of or relating to this Agreement or the breach thereof will be determined by arbitration in British Columbia by one arbitrator (unless the parties mutually agree to accept multiple arbitrators) in accordance with the Commercial Arbitration Rules of the American Arbitration Association, and judgment upon the award rendered by the arbitrator will be final, binding and nonappealable and may be entered in any court having jurisdiction thereof. The cost of any such arbitration will be borne as determined within the discretion of the arbitrator(s).

Please confirm that the foregoing is in accordance with your understanding and agreement with us by signing and returning the duplicate of this letter enclosed herewith.

Yours sincerely,

Puplava Securities, Inc.

per

Accepted and agreed to as at the date first written above:

Kimber Resources ~~Corporation~~ Inc.

per